

May 9, 2013

Via E-mail
Laurence G. Sellyn
Chief Financial Officer
Gildan Activewear Inc.
600 de Maisonneuve Boulevard West
Montreal, Quebec
Canada H3A3J2

> **Re: Gildan Activewear Inc.**
> **Form 40-F for Fiscal Year Ended September 30, 2012**
> **Filed December 7, 2012**
> **File No. 001-14830**

Dear Mr. Sellyn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended September 30, 2012

Exhibit 99.2 Consolidated Financial Statements

Note to Consolidated Financial Statements

2. Basis of Preparation

(a) Statement of compliance, page 52

1.   We note that you have prepared your financial statements in accordance to IFRS as issued by the IASB. Please provide us with the date you used to determine which accounting standards to apply. Please refer to the guidance in IFRS 1, particularly paragraphs 7 and 8.

3. Significant Accounting Policies, page 62

(x) Cotton-based yarn procurements:

2.   We note that you enter into contracts to buy cotton-based yarn with future delivery dates at fixed prices in order to reduce price fluctuations. We also note that if the cost of committed prices for cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales. Please expand your disclosure to address how you accounted for these contracts when they are in a gain position and tell us the guidance you relied upon to account for these types of contracts.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining